

August 15, 2022

Pedro Arnt
Chief Financial Officer
MercadoLibre, Inc.
WTC Free Zone
Dr. Luis Bonavita 1294, Of. 1733, Tower II
Montevideo, Uruguay 11300

> **Re: MercadoLibre, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 23, 2022**
> **File No. 001-33647**

Dear Mr. Arnt:

We have reviewed your July 25, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 27, 2022 letter.

Form 10-K for Fiscal Year Ended December 31, 2021

Note 8. Segments, page 34

1. We note your response to comment 6. You state the CODM does not use information by products or services for allocating resources and assessing performance of the segment. Please tell us if discrete financial information by products or services (or business lines) is provided to the CODM. Please also tell us whether there exist any "components of an entity" (refer to ASC Master Glossary) other than the nine geographically-based operating segments you identified in your response. If so, please identify those for us.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services